Paul Hastings LLP

December 30, 2014

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention:	William H. Thompson
Accounting Branch Chief

Re:	Companhia Energética de Minas Gerais — CEMIG
Form 20-F for the Year Ended December 31, 2013
Filed April 30, 2014
File No. 1-15224

Dear Mr. Thompson:

On behalf of Companhia Energética de Minas Gerais — CEMIG (the “Company”), we respectfully inform you that the Company will not be able to respond to the comment letter dated December 22, 2014 (the “Comment Letter”) from the staff of the Securities and Exchange Commission related to the Company’s Form 20-F for the year ended December 31, 2013 within the timeframe of 10 business days mentioned in the Comment Letter. The Company respectfully informs the Staff that it intends to provide a response letter no later than January 23, 2015.

Should you have any questions about this letter, please feel free to contact the undersigned at (212) 318-6988.

Sincerely yours,

/s/ Michael L. Fitzgerald
Michael L. Fitzgerald

cc:	Scott Stringer, SEC Staff Accountant
Antônio Vélez, CEMIG
Steven Sandretto, Paul Hastings LLP